Exhibit 10.1

Paul Grint, M.D. Base Salary and Annual Bonus Increase

The Board of Directors (the “Board”) of Regulus Therapeutics Inc. (“Company”), upon the recommendation of the Compensation Committee of the Board, amended the compensation terms of its Employment Agreement with Dr. Grint upon his elevation to President and CEO of the Company. Effective June 1, 2015, Dr. Grint’s annual base salary is $500,000 and he is eligible to receive an annual target bonus of 50% of his annual base salary.